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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No. 7

Material Sciences Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

576674105

(CUSIP Number)

December 3, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 576674105	13G	Page 1 of 1 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frank L. Hohmann, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,736,650
	6	SHARED VOTING POWER 40,000
	7	SOLE DISPOSITIVE POWER 1,736,650
	8	SHARED DISPOSITIVE POWER 40,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,350 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Material Sciences Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

2200 East Pratt Boulevard
Elk Grove Village, IL 60007

Item 2(a). Name of Person Filing:

Frank L. Hohmann, III

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Barbara Nims, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

576674105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14)of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4. Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: 1,792,350

(b)   Percent of class: 12.3%

(c)   Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,763,650

(ii) Shared power to vote or to direct the vote: 40,000

(iii) Sole power to dispose or to direct the disposition of: 1,763,650

(iv) Shared power to dispose or to direct the disposition of: 40,000

          The number of securities reported in (a) above includes 55,700 shares, 5,000 of which are held in a trust for the daughter of the reporting person, as to which the reporting person is not the trustee and as to which the reporting person disclaims beneficial ownership, 10,700 shares beneficially owned by the reporting person’s adult son, as to which the reporting person disclaims beneficial ownership, and 40,000 shares (noted in (c)(ii) and (iv) above) which are held in a private charitable foundation of which the reporting person serves as trustee and as to which the reporting person disclaims beneficial ownership.

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2005

(Date)
/s/ Frank L. Hohmann, III

(Signature)
Frank L. Hohmann, III

(Name/Title)

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention . Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).